UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 4)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Nancy Tomassone
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

CUSIP: 30048L104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	2(d) ☐ OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,812,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,812,910
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,812,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%*
14		TYPE OF REPORTING PERSON HC, IA
* Based on total outstanding shares of 46,479,303.

CUSIP: 30048L104

Item 1. Security and Issuer
This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
As of the date of this Amendment No. 4, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco High Income Fund (UK) (7,663,970 shares of Common Stock and 555,556 warrants) and Invesco Income Fund (UK) (4,148,940 shares of Common Stock).
The information set forth in Item 6 of this Amendment No. 4 is incorporated by reference in this Item 5.
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
On June 10, 2019, the Reporting Person exercised its right, in accordance with that certain Securities Purchase Agreement between the Issuer, Reporting Person, PDL Biopharma, and Woodford Asset Management Limited dated April 10, 2019, to purchase (i) 2,222,222 shares of Common Stock at a price of $4.50 per share and (ii) warrants to purchase an additional 555,556 shares of Common Stock at an exercise price equal to $6.38 per share (the “Warrant”).  In connection therewith, and pursuant to the Securities Purchase Agreement, the Reporting Person agreed to cancel warrants to purchase 212,765 shares of Common Stock.  The Reporting Person may exercise its rights under the Warrant any time after the date that is six months following the original issues date and prior to the date that is seven years after the original issue date.
 Item 7. Materials to be Filed as Exhibits
The Securities Purchase Agreement and form of Warrant were filed as exhibits to the Reporting Person’s previously filed Schedule 13D/A3 as exhibits 99.6 and 99.7.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 12, 2019
INVESCO LTD.

	By:	/s/ Nancy Tomassone
Name: Nancy Tomassone
Title: Global Assurance Officer